SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                                (Amendment No. 2 )


                          Canyon Resources Corporation
       ------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
       ------------------------------------------------------------------
                         (Title of Class of Securities)

                                    138869300
       ------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2007
       -------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [   ]    Rule 13d-1(b)
      [ x ]    Rule 13d-1(c)
      [   ]    Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  138869300
          --------------------------
--------------------------------------------------------------------------------

1. Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Hedgehog Capital LLC
--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group. (See Instructions)


     (a)  [   ]


     (b)  [   ]
--------------------------------------------------------------------------------

3. SEC Use Only.

--------------------------------------------------------------------------------

4. Citizenship or Place of Organization.

     DE
--------------------------------------------------------------------------------



Number of         5. Sole Voting Power.
                                  5,206,047*
Shares Bene-      --------------------------------------------------------------


ficially Owned    6.  Shared Voting Power.

by Each           --------------------------------------------------------------


Reporting         7.  Sole Dispositive Power.
                                  5,206,047*
Person With:      --------------------------------------------------------------


                  8. Shared Dispositive Power.


--------------------------------------------------------------------------------


9.   Aggregate Amount Beneficially Owned by Each Reporting Person.
          5,206,047*

          * Includes warrants to acquire 687,500 shares of Common Stock at 1.50 expiring June 2, 2009, 445,633 warrants to acquire shares of Common Stock at .64 exercisable after November 25, 2007 expiring October 17, 2008, 1,336,898 warrants to acquire shares of Common Stock at .704 exercisable after November 25, 2007 expiring May 25, 2011.


10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares. (See Instructions) [ ]


11. Percent of Class Represented by Amount in Row. (9)
            9.38% **


12.  Type of Reporting Person. (See Instructions)

            OO

CUSIP No.   138869300
          --------------------------
--------------------------------------------------------------------------------

1. Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Hedonic Capital LLC
--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group. (See Instructions)

         (a) [   ]

         (b) [   ]
--------------------------------------------------------------------------------

3. SEC Use Only.

--------------------------------------------------------------------------------

4. Citizenship or Place of Organization.

     DE
--------------------------------------------------------------------------------


Number of         5. Sole Voting Power.
                                  83,245*
Shares Bene-      --------------------------------------------------------------


ficially Owned    6.  Shared Voting Power.

by Each           --------------------------------------------------------------


Reporting         7.  Sole Dispositive Power.
                                  83,245*
Person With:      --------------------------------------------------------------


                  8. Shared Dispositive Power.

--------------------------------------------------------------------------------


9.   Aggregate Amount Beneficially Owned by Each Reporting Person.
            83,245*


10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares. (See Instructions) [ ]


11. Percent of Class Represented by Amount in Row. (9)
            .1% **


12.  Type of Reporting Person. (See Instructions)
            OO

CUSIP No.  138869300
          --------------------------
--------------------------------------------------------------------------------

1. Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     David T. Lu
--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group. (See Instructions)

         (a) [   ]

         (b) [   ]
--------------------------------------------------------------------------------

3. SEC Use Only.

--------------------------------------------------------------------------------

4. Citizenship or Place of Organization.

     USA
--------------------------------------------------------------------------------


Number of         5. Sole Voting Power.
                                  5,698,433***
Shares Bene-      --------------------------------------------------------------


ficially Owned    6.  Shared Voting Power.

by Each           --------------------------------------------------------------


Reporting         7.  Sole Dispositive Power.
                                  5,698,433***
Person With:      --------------------------------------------------------------


                  8. Shared Dispositive Power.

--------------------------------------------------------------------------------


9.   Aggregate Amount Beneficially Owned by Each Reporting Person.
          5,698,433***

          ***5,206,047 shares/warrants are owned by Hedgehog Capital LLC. David
          T. Lu managing member of Hedgehog Capital LLC has sole dispositive and voting power over these shares. 83,245 shares are owned by Hedonic Capital LLC. David T. Lu as managing member of Hedonic Capital LLC has sole dispositive power over these shares. 409,141 shares are owned by David T. Lu individually, and David T. Lu has sole dispositive and voting power over these shares.


10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares. (See Instructions) [ ]


11. Percent of Class Represented by Amount in Row. (9)
            10.26%**


12.  Type of Reporting Person. (See Instructions)
            IN


            **The percentages used herein are calculated based upon 53,047,824 outstanding shares, plus 2,470,031 common shares in aggregate underlying warrants which are beneficially owned by the reporting persons.

Item 1.

          (a) Name of Issuer.
                       Canyon Resources Corporation


          (b) Address of Issuer's Principal Executive Offices.
                       14142 Denver West Parkway, Suite 250
                       Golden, Colorado 80401


Item 2.

          (a) Name of Person Filing.

               (1) Hedgehog Capital LLC

               (2) Hedonic Capital LLC

               (3) David T. Lu

            David T. Lu is the managing member of Hedgehog Capital LLC and has sole voting and dispositive power with respect to shares owned by Hedgehog Capital LLC. David T. Lu is the managing member of Hedonic Capital LLC and has sole voting and dispositive power with respect to shares owned by Hedonic Capital LLC. David T. Lu has sole voting and dispositive power with respect to shares owned by David T. Lu.

          (b) Address of Principal Business Office or, if none, Residence.
                       1117 E. Putnam Ave #320
                       Riverside, CT 06878

          (c)  Citizenship.

               (1)  DE

               (2)  DE

               (3)  USA

          (d) Title of Class of Securities.

               Common Stock

          (e) CUSIP Number.

               138869300

Item 3.   (1)

          (2)

          (3)

Item 4.  Ownership.

            Hedgehog Capital LLC


(a)    Amount beneficially owned: 5,206,047* .

(b)    Percent of class: 9.38% **

(c)    Number of shares as to which the person has:

       (i)   Sole power to vote or to direct the vote 5,206,047*

       (ii)  Shared power to vote or to direct the vote __________________.

       (iii) Sole power to dispose or to direct the disposition of 5,206,047*

       (iv)  Shared power to dispose or to direct the disposition of __________.

            * Includes warrants to acquire 687,500 shares of Common Stock at
            1.50 expiring June 2, 2009 445,633 warrants to acquire shares of Common Stock at .64 exercisable after November 25, 2007 expiring October 17, 2008 1,336,898 warrants to acquire shares of Common Stock at .704 exercisable after November 25, 2007 expiring May 25, 2011

Hedonic Capital LLC


   (a)   Amount beneficially owned: 83,245

   (b)   Percent of class: .1 **

   (c)   Number of shares as to which the person has:

         (i) Sole power to vote or to direct the vote 83,245

         (ii) Shared power to vote or to direct the vote __________________.

         (iii) Sole power to dispose or to direct the disposition of 83,245

         (iv) Shared power to dispose or to direct the disposition of _________.


David T. Lu


(a)    Amount beneficially owned: 5,698,433***

(b)    Percent of class: 10.26**

(c)    Number of shares as to which the person has:

       (i) Sole power to vote or to direct the vote 5,698,433***

       (ii) Shared power to vote or to direct the vote __________________.

       (iii) Sole power to dispose or to direct the disposition of 5,698,433***

       (iv) Shared power to dispose or to direct the disposition of ___________.

            *** 5,206,047 shares/warrants are owned by Hedgehog Capital LLC David T. Lu as managing member of Hedgehog Capital LLC has sole dispositive and voting power over these shares. 83,245 shares are owned by Hedonic Capital LLC. David T. Lu as managing member of Hedonic Capital LLC has sole dispositive and voting power over these shares. 409,141 are owned by David T. Lu individually and David T. Lu has sole dispositive and voting power over these shares

            **The percentages used herein are calculated based upon 53,047,824 outstanding shares, plus 2,470,031 common shares in aggregate underlying warrants which are beneficially owned by the reporting persons.


Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than
five percent of the class of securities, check the following [   ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Item 8.  Identification and Classification of Members of the Group.

Item 9.  Notice of Dissolution of Group.

Item 10. Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  01/14/08



                             By: /s/ Hedgehog Capital LLC by David T. Lu
                                 ----------------------------------------------
                                             David T. Lu, Managing Member

                             By: /s/ Hedonic Capital LLC by David T. Lu
                                 ----------------------------------------------
                                             David T. Lu, Managing Member

                             By: /s/  David T. Lu
                                 ----------------------------------------------
                                             David T. Lu